

Mail Stop 3233

May 26, 2017

<u>Via E-mail</u>
Mr. Daniel K. Schlanger
Chief Financial Officer
Crown Castle International Corp.
1220 Augusta Drive, Suite 600
Houston, TX 77057-2261

> **Re: Crown Castle International Corp.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 22, 2017**
> **File No. 1-16441**

Dear Mr. Schlanger:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Staff Accountant
Office of Real Estate & -
   Commodities